UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NOVABAY PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

66987P300
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	66987P300

1	NAME OF REPORTING PERSONS Altium Capital Management, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 82-2066653
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
6

SHARED VOTING POWER

67,457 shares of Common Stock

351,165 shares of Common Stock issuable up conversion of a Convertible Note(1)

634,616 Shares of Common Stock issuable upon exercise of Series B-1 Warrants(2)

634,616 Shares of Common Stock issuable upon exercise of Series B-2 Warrants(2)

325,000 Shares of Common Stock Issuable upon exercise of Series C Warrants(2)

285,715 Shares of Common Stock issuable upon exercise of Warrants(2)

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

67,457 shares of Common Stock

351,165 shares of Common Stock issuable up conversion of a Convertible Note(1)

634,616 Shares of Common Stock issuable upon exercise of Series B-1 Warrants(2)

634,616 Shares of Common Stock issuable upon exercise of Series B-2 Warrants(2)

325,000 Shares of Common Stock Issuable upon exercise of Series C Warrants(2)

285,715 Shares of Common Stock issuable upon exercise of Warrants(2)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,457 shares of Common Stock

351,165 shares of Common Stock issuable up conversion of a Convertible Note(1)

634,616 Shares of Common Stock issuable upon exercise of Series B-1 Warrants(2)

634,616 Shares of Common Stock issuable upon exercise of Series B-2 Warrants(2)

325,000 Shares of Common Stock Issuable upon exercise of Series C Warrants(2)

285,715 Shares of Common Stock issuable upon exercise of Warrants(2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.99%(3)
12	TYPE OF REPORTING PERSON IA, PN

(1)

As more fully described in Item 4, the Convertible Note is subject to a 4.99% blocker (the “Convertible Note Blocker”). However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of the Convertible Note and does not give effect to the Convertible Note Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to such Convertible Note Blocker, is less than the number of securities reported in rows (6), (8) and (9).

(2)

As more fully described in Item 4, the Series B-1 Warrants, B-2 Warrants, Series C and Warrants (collectively the “Warrants”) are each subject to a 4.99% blocker (the “Warrant Blockers”). However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such Warrants and does not give effect to the Warrant Blockers. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to such Warrant Blockers, is less than the number of securities reported in rows (6), (8) and (9).

(3)

Based on 6,529,302 shares of Common Stock outstanding as of November 6, 2023, as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No.	66987P300

1	NAME OF REPORTING PERSONS Altium Growth Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 82-2105101
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
6

SHARED VOTING POWER

67,457 shares of Common Stock

351,165 shares of Common Stock issuable up conversion of a Convertible Note(1)

634,616 Shares of Common Stock issuable upon exercise of Series B-1 Warrants(2)

634,616 Shares of Common Stock issuable upon exercise of Series B-2 Warrants(2)

325,000 Shares of Common Stock Issuable upon exercise of Series C Warrants(2)

285,715 Shares of Common Stock issuable upon exercise of Warrants(2)

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

67,457 shares of Common Stock

351,165 shares of Common Stock issuable up conversion of a Convertible Note(1)

634,616 Shares of Common Stock issuable upon exercise of Series B-1 Warrants(2)

634,616 Shares of Common Stock issuable upon exercise of Series B-2 Warrants(2)

325,000 Shares of Common Stock Issuable upon exercise of Series C Warrants(2)

285,715 Shares of Common Stock issuable upon exercise of Warrants(2)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,457 shares of Common Stock

351,165 shares of Common Stock issuable up conversion of a Convertible Note(1)

634,616 Shares of Common Stock issuable upon exercise of Series B-1 Warrants(2)

634,616 Shares of Common Stock issuable upon exercise of Series B-2 Warrants(2)

325,000 Shares of Common Stock Issuable upon exercise of Series C Warrants(2)

285,715 Shares of Common Stock issuable upon exercise of Warrants(2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.99%(3)
12	TYPE OF REPORTING PERSON PN

(1)	As more fully described in Item 4, the Convertible Note is subject to a 4.99% blocker (the “Convertible Note Blocker”). However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of the Convertible Note and does not give effect to the Convertible Note Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to such Convertible Note Blocker, is less than the number of securities reported in rows (6), (8) and (9).

(2)	As more fully described in Item 4, the Series B-1 Warrants, B-2 Warrants, Series C and Warrants (collectively the “Warrants”) are each subject to a 4.99% blocker (the “Warrant Blockers”). However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such Warrants and does not give effect to the Warrant Blockers. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to such Warrant Blockers, is less than the number of securities reported in rows (6), (8) and (9).

(3)	Based on 6,529,302 shares of Common Stock outstanding as of November 6, 2023, as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No.	66987P300

1	NAME OF REPORTING PERSONS Altium Growth GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 82-2086430
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
6

SHARED VOTING POWER

67,457 shares of Common Stock

351,165 shares of Common Stock issuable up conversion of a Convertible Note(1)

634,616 Shares of Common Stock issuable upon exercise of Series B-1 Warrants(2)

634,616 Shares of Common Stock issuable upon exercise of Series B-2 Warrants(2)

325,000 Shares of Common Stock Issuable upon exercise of Series C Warrants(2)

285,715 Shares of Common Stock issuable upon exercise of Warrants(2)

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

67,457 shares of Common Stock

351,165 shares of Common Stock issuable up conversion of a Convertible Note(1)

634,616 Shares of Common Stock issuable upon exercise of Series B-1 Warrants(2)

634,616 Shares of Common Stock issuable upon exercise of Series B-2 Warrants(2)

325,000 Shares of Common Stock Issuable upon exercise of Series C Warrants(2)

285,715 Shares of Common Stock issuable upon exercise of Warrants(2)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,457 shares of Common Stock

351,165 shares of Common Stock issuable up conversion of a Convertible Note(1)

634,616 Shares of Common Stock issuable upon exercise of Series B-1 Warrants(2)

634,616 Shares of Common Stock issuable upon exercise of Series B-2 Warrants(2)

325,000 Shares of Common Stock Issuable upon exercise of Series C Warrants(2)

285,715 Shares of Common Stock issuable upon exercise of Warrants(2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.99%(3)
12	TYPE OF REPORTING PERSON OO

(1)

As more fully described in Item 4, the Convertible Note is subject to a 4.99% blocker (the “Convertible Note Blocker”). However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of the Convertible Note and does not give effect to the Convertible Note Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to such Convertible Note Blocker, is less than the number of securities reported in rows (6), (8) and (9).

(2)

As more fully described in Item 4, the Series B-1 Warrants, B-2 Warrants, Series C and Warrants (collectively the “Warrants”) are each subject to a 4.99% blocker (the “Warrant Blockers”). However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such Warrants and does not give effect to the Warrant Blockers. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to such Warrant Blockers, is less than the number of securities reported in rows (6), (8) and (9).

(3)

Based on 6,529,302 shares of Common Stock outstanding as of November 6, 2023, as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No.	66987P300

Item 1(a).		Name of Issuer: NovaBay Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).		Address of Issuer’s Principal Executive Offices: 2000 Powell Street, Suite 1150 Emeryville, California 94608

Item 2(a).

Name of Person Filing:

This statement is jointly filed by and on behalf of each of Altium Growth Fund, LP (the “Fund”), Altium Capital Management, LLC, and Altium Growth GP, LLC. The Fund is the record and direct beneficial owner of the securities covered by this statement. Altium Capital Management, LP is the investment adviser of, and may be deemed to beneficially own securities, owned by, the Fund. Altium Growth GP, LLC is the general partner of, and may be deemed to beneficially own securities owned by, the Fund.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

Item 2(b).		Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the reporting persons is 152 West 57th Street, FL 20, New York, NY 10019

Item 2(c).		Citizenship:
See Item 4 on the cover page(s) hereto.

Item 2(d).		Title of Class of Securities:
Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e).		CUSIP Number: 66987P300

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No.		66987P300

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person listed above and is incorporated by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 6,529,302 shares of Common Stock outstanding as of November 6, 2023, as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2023.

Pursuant to the terms of the securities purchase agreement entered into between the Fund and the Issuer, the Fund purchased Common Stock, a Convertible Note, Warrants, Series B-1 Warrants, Series B-2 Warrants and Series C Warrants. As described above the Reporting Persons are subject to a Convertible Note Blocker and Warrant Blockers and as a result cannot convert the Convertible Note nor exercise the Warrants to the extent the Reporting Persons would beneficially own, after any such conversion or exercise, more than 4.99% of the outstanding shares of Common Stock.

CUSIP No .	66987P300

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 13, 2024

Altium Capital Management, LP

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	CEO

Altium Growth Fund, LP By: Altium Growth GP, LLC Its: General Partner
Signature:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	Managing Member of Altium Growth GP, LLC

Altium Growth GP, LLC

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	Managing Member

EXHIBIT INDEX

EXHIBIT 1: Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:	February 13, 2024

Altium Capital Management, LP

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	CEO

Altium Growth Fund, LP By: Altium Growth GP, LLC Its: General Partner
Signature:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	Managing Member of Altium Growth GP, LLC

Altium Growth GP, LLC

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	Managing Member